UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Legend Mobile Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

69366H105
(CUSIP Number)

Keith V. Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515) 226-0000	Copy to: Jonathan Van Horn Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 69366H105

1.	Names of Reporting Persons: Keith V. Denner

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
(a)	☐
(b)	☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: 38,684,278*
8.	Shared Voting Power: 0
9.	Sole Dispositive Power: 38,684,278*
10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,684,278*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 34.4%*
14.	Type of Reporting Person: IN

*

Includes 38,523,678 shares of Common Stock issuable upon conversion of the Loan described in Item 4 below. On the basis of Common Stock actually issued, Mr. Denner owns 160,600 shares of Common Stock, representing 0.2% of the class.

Item 1.	Security and Issuer:

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Legend Mobile Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 244 Fifth Avenue, Suite P203, New York, New York 10001.

Item 2.	Identity and Background:
(a)-(c), (f)

This Schedule 13D is being filed by Keith V. Denner, a resident of the state of Iowa and a citizen of the United States. Mr. Denner is the owner and president of Professional Property Management, Inc., a property management company headquartered in Ames, Iowa. Mr. Denner’s business address is 5901 Vista Drive, West Des Moines, Iowa 50266.

(d)-(e)

During the last five years, Mr. Denner has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

Mr. Denner acquired the 160,600 shares of Common Stock to which this report on Schedule 13D relates in part for aggregate cash consideration of $555,273. Mr. Denner funded the Loan described in Item 4 below that is convertible (as of August 31, 2008) into an additional 38,523,678 shares of Common Stock to which this report on Schedule 13D relates in part with $100,000 in cash. Mr. Denner funded his acquisitions of the Common Stock and funded the Loan with personal funds and no sums were borrowed from any source to make these acquisitions of Common Stock or to fund the Loan.

Item 4.	Purpose of Transaction:

Mr. Denner acquired the 160,600 shares Common Stock held by him for investment purposes. Mr. Denner may make future purchases of Common Stock from time to time and may dispose of any or all of the Common Stock owned by him at any time.

On or about August 6, 2001, Mr. Denner loaned the sum of $100,000 to the Company (the “Loan”). The Loan had a maturity date of October 5, 2001 and did not bear interest if repaid on or before the maturity date. If not repaid on or before the maturity, the Loan bears interest at a rate of 24% for the entire period that the Loan is outstanding. As of the date hereof, the Loan has not been repaid and is in default. As of August 31, 2008, the current principal amount of the Loan was $100,000 and the amount of accrued interest on the Loan was $169,665.75. Mr. Denner has the right to convert the Loan into shares of Common Stock at a price that is equal to either $1.00 per share of Common Stock or the closing price per share of Common Stock for the previous trading day. Based on the closing price of the Common Stock on the OTC Bulletin Board on August 29, 2008, the Loan is convertible into 38,523,678 shares of Common Stock. The Loan is secured by the personal guarantee of Peter Klamka, the Company’s Chief Executive Officer, President and Chairman of the Board of Directors, and Nicholas Fegen, an individual resident of the State of Iowa. Mr. Denner may dispose of any or all of his interest in the Loan at any time.

On February 26, 2008 and May 8, 2008, Mr. Denner, through written letters sent by his counsel to the Company and Mr. Klamka, demanded a written settlement proposal regarding the Loan or payment with interest on the Loan. In each instance, the Company and Mr. Klamka failed to pay off the Loan or offer a written settlement proposal. Consequently, on September 26, 2008, Mr. Denner filed a suit against the Company and Mr. Klamka in the Iowa District Court for Polk County alleging, among other things, that the Company’s and Mr. Klamka’s failure to pay off the Loan constitutes a breach of contract. Mr. Denner is seeking compensatory damages to compensate him for damages caused by the Company’s and Mr. Klamka’s breach of contract, among other things, plus interest and costs.

Mr. Denner has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer:
(a)

As of the close of business on August 31, 2008, Mr. Denner’s beneficial ownership of Common Stock was 38,684,278 shares, representing 34.4% of the class. This amount includes 38,523,678 shares of Common Stock issuable upon conversion of the Loan described in Item 4. On the basis of Common Stock actually issued, Mr. Denner beneficially owns 160,600 shares of Common Stock, representing 0.2% of the class. Percentage ownership responses are based on the representation of the Company that, as of June 30, 2008, there were 73,813,521 shares of Common Stock issued and outstanding.

(b)

The responses of Mr. Denner to Items 7 through 10 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on August 31, 2008.

(c)

Mr. Denner has the right to convert the Loan into shares of Common Stock at a price that is equal to either $1.00 per share of Common Stock or the closing price per share of Common Stock for the previous trading day. The number of shares of Common Stock into which the Loan may be converted is a function of the outstanding principal, the accrued interest and the price per share of the Common Stock. As of August 31, 2008, the current principal amount of the Loan was $100,000 and the amount of accrued interest on the Loan was $169,665.75. Based on the last reported sale price of the Common Stock on the OTC Bulletin Board on August 29, 2008, the Loan is convertible into 38,523,678 shares of Common Stock.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2008

/s/ KEITH V. DENNER

Keith V. Denner